January 27, 2010

VIA EDGAR and FACSIMILE (202-772-9348)

Peggy Fisher
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3030
Washington, DC 20549

Re:	China Electric Motor, Inc.
Registration Statement on Form S-1
File No. 333-162459

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, China Electric Motor, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 p.m. Eastern time on Thursday, January 28, 2010, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Melissa A. Brown, Esq. at (310) 552-5086 or by facsimile at (310) 552-5001.

Thank you for your assistance and cooperation.

Best regards,

CHINA ELECTRIC MOTOR, INC.

     /s/ Haixia Zhang
By: Haixia Zhang
Title: Chief Financial Officer

cc:	Tom Jones, Securities and Exchange Commission
Thomas J. Poletti, Esq., K&L Gates LLP
Melissa A. Brown, Esq., K&L Gates LLP